Consent of Independent Registered Public Accounting Firm

The Board of Directors
YOU On Demand Holdings, Inc.

We consent to the use of our report with respect to the consolidated balance sheet of YOU On Demand Holdings, Inc. as of December 31, 2014, and the related consolidated statements of operations, comprehensive loss, equity and cash flows for the year ended December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 30, 2015 contains an explanatory paragraph that states that the Company incurred net losses from continuing operations and had a significant accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG Huazhen LLP

Beijing, China
September 23, 2015